Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description is based on relevant portions of the Delaware Act and of our LLC Agreement. This summary is not necessarily complete, and we refer you to the Delaware Act and our LLC Agreement for a more detailed description of the provisions summarized below.

General

Under the terms of our LLC Agreement, we are authorized to issue an unlimited number of Common Shares and multiple classes of Common Shares and preferred shares. As of March 19, 2026, there was one class of Common Shares, with 2,971,813 Common Shares outstanding and no preferred shares outstanding. There is currently no market for our Common Shares, and we can offer no assurances that a market for our Common Shares will develop in the future. We do not intend for the Common Shares offered pursuant to the Private Offering to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Common Shares. No Common Shares have been authorized for issuance under any equity compensation plans.

Description of Our Shares

Common Shares

Under the terms of the LLC Agreement, we retain the right to accept subscriptions for our Common Shares. In addition, holders of Common Shares are entitled to one vote for each Common Share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Shareholders are entitled to receive proportionately any distributions declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred shares. Upon our liquidation, dissolution or winding up, the shareholders will be entitled to receive ratably our net assets available after the payment of (or establishment of reserves for) all debts and other liabilities and will be subject to the prior rights of any outstanding preferred shares. Shareholders have no redemption or preemptive rights. The rights, preferences and privileges of shareholders are subject to the rights of the holders of any preferred shares that we may designate and issue in the future.

Under the LLC Agreement, the Board of Directors may authorize additional classes of Common Shares. Each class of Common Shares shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as each other class of Common Shares except for such differences as will be clearly and expressly set forth in our Certificate of Formation or LLC Agreement.

Preferred Shares

The Private Offering does not include an offering of preferred shares. However, under the terms of the LLC Agreement, our Board of Directors is authorized to issue preferred shares without approval of the common shareholders. Prior to the issuance of a series of preferred shares, the Board of Directors is required by the LLC Agreement to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The 1940 Act limits our flexibility as certain rights and preferences of the preferred shares require, among other things: (i) immediately after issuance and before any distribution is made with respect to the shares, we must meet an asset coverage ratio of total assets to total senior securities, which include all of our borrowings and any preferred shares; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as distributions on the preferred shares are unpaid in an amount equal to two full years of distributions on the preferred shares.

Transfer and Resale Restrictions

Investors in our shares may sell, assign, transfer or otherwise dispose of their Common Shares provided that the transferee satisfies applicable eligibility and/or suitability requirements and the transfer is otherwise made in accordance with applicable securities, tax, anti-money laundering and other applicable laws and compliance with our LLC Agreement. No transfer will be effectuated except by

Exhibit 4.1

registration of the transfer on the Fund’s books. Each transferee must agree to be bound by the restrictions set forth in the LLC Agreement and all other obligations as an investor in the Fund.

We intend to sell our Common Shares in private offerings in the United States under the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, Regulation S under the Securities Act and other exemptions from the registration requirements of the Securities Act. Investors who acquire our Common Shares in such private offerings are required to complete, execute and deliver a Subscription Agreement and related documentation, a joinder to our LLC Agreement and related documentation, which includes customary representations and warranties, certain covenants and restrictions and indemnification provisions. Additionally, such investors may be required to provide due diligence information to us for compliance with certain legal requirements. We may, from time to time, engage offering or distribution agents and incur offering or distribution fees or sales commissions in connection with the private offering of our shares in certain jurisdictions outside the United States.

Limited Liability of the Members

No common shareholder or former common shareholder, in its capacity as such, will be liable for any of our debts, liabilities or obligations except as provided hereunder and to the extent otherwise required by law. Each common shareholder will be required to pay to us any unpaid balance of any payments that he, she or it is expressly required to make to us pursuant to the LLC Agreement or pursuant to such common shareholder’s Subscription Agreement, as the case may be.

Delaware Law and Certain Limited Liability Company Agreement Provisions

Organization and Duration

We were formed as a Delaware limited liability company on April 15, 2025. We will remain in existence until dissolved in accordance with the LLC Agreement or pursuant to Delaware law.

Purpose

Under the LLC Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon it pursuant to the agreements relating to such business activity.

Agreement to be Bound by the LLC Agreement; Power of Attorney

By executing the Subscription Agreement (which signature page constitutes a counterpart signature page to the LLC Agreement), each investor accepted by the Fund is agreeing to be admitted as a member of the Fund and bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each common shareholder and each person who acquires Common Shares from a common shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the Board of Directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, the LLC Agreement.

Resignation and Removal of Directors; Procedures for Vacancies

Any director may resign at any time by submitting his or her written resignation to the Board of Directors or secretary of the Fund. Such resignation will take effect at the time of its receipt by the Fund unless another time be fixed in the resignation, in which case it will become effective at the time so fixed. The acceptance of a resignation is not required to make it effective. Any or all of the directors may be removed by the affirmative vote of a majority of the full Board of Directors; provided, that any or all directors appointed by preferred shareholders may be removed only by the affirmative vote of at least 66 2/3% in voting power of all our then-outstanding preferred shares.

Except as otherwise provided by applicable law, including the 1940 Act, any newly created directorship on the Board of Directors that results from an increase in the number of directors, and any vacancy occurring in the Board of Directors that results from the death,

Exhibit 4.1

resignation, retirement, disqualification or removal of a director or other cause, will be filled by the appointment and affirmative vote of a majority of the remaining directors in office, although less than a quorum (with a quorum being a majority of the total number of directors), or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualified, or until his or her death, resignation, retirement, disqualification or removal.

Action by Shareholders

Under the LLC Agreement, shareholder action can be taken only at a meeting of shareholders or by written consent in lieu of a meeting by shareholders representing at least the number of shares required to approve the matter in question.

Only our Board of Directors, the Chair of the Board of Directors or our Chief Executive Officer may call a meeting of shareholders. Only business specified in our notice of meeting (or supplement thereto) may be conducted at a meeting of shareholders.

Amendment of the LLC Agreement; No Approval by Shareholders

Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended with the consent of the Board of Directors (which term includes any waiver, modification, or deletion of the LLC Agreement) during or after the term of the Fund, together with the prior written consent of:

a. If no preferred shares have been issued and are outstanding, the holders of a majority of the Common Shares; and

b. If preferred shares have been issued and are outstanding, (i) in the case of an amendment not affecting the rights of preferred shareholders, the holders of a majority of the Common Shares, (ii) in the case of an amendment not affecting the rights of the common shareholders (including rights or protections with respect to tax consequences of common shareholders), the holders of a majority of the preferred shares, and (iii) in case of an amendment affecting the rights (including rights or protections with respect to tax consequences of common shareholders) of both the common shareholders and preferred shareholders, the holders of a majority of the Common Shares and the holders of a majority of the preferred shares.

Notwithstanding clauses (a) or (b) above, certain limited amendments, as set forth in the LLC Agreement, may be made with the consent of the Board of Directors and without the need to seek the consent of any common shareholder or preferred shareholder.

Merger, Sale or Other Disposition of Assets

Subject to any restrictions of the 1940 Act and applicable law, the Board of Directors may, without the approval of our shareholders, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or series of transactions, or approve on our behalf, the sale, exchange or disposition of all or substantially all of our assets. Our Board of Directors may also cause the sale of all or substantially all of our assets under a foreclosure or other realization without shareholder approval. Shareholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.

Waiver of Jury Trial

Pursuant to the LLC Agreement, shareholders waive the right to a jury trial for any claim or cause of action directly or indirectly based upon or arising out of the LLC Agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. GAAP. For financial reporting purposes, our fiscal year is a calendar year ending December 31.